Exhibit 21.1

Subsidiaries

Mango and Peaches Corp., a company incorporated under the laws of Texas, which is 100% owned by Mangoceuticals, Inc.

●	MangoRx Mexico S.A. de C.V., a Mexican Stock Company, is 98% owned by Mango and Peaches Corp.

●	MangoRx UK Limited, a company incorporated under the laws of the United Kingdom, which is 100% owned by Mangoceuticals, Inc. is 100% owned by Mango and Peaches Corp.

MangoRx IP Holdings, LLC, a company incorporated under the laws of Texas, which is 100% owned by Mangoceuticals, Inc.

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Mangoceuticals, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report. Inclusion in this list is not, however, a representation that the listed subsidiary is a “significant subsidiary.” The list above is as of February 28, 2025.